EXHIBIT 23-A



            Consent of Independent Registered Public Accounting Firm



The Board of Directors and Shareholders
Sprint Corporation:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Sprint Corporation of our reports dated March 10, 2005, with respect to the consolidated balance sheet of Sprint Corporation and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and shareholders' equity for the year ended December 31, 2004, and the related financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the 2004 annual report on Form 10-K/A of Sprint Corporation.


                                        /s/ KPMG LLP




Kansas City, Missouri
August 9, 2005